FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2016

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 5 September 2016

EXHIBIT INDEX

EXHIBIT NUMBER                                            EXHIBIT DESCRIPTION
99                                                                           Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:        Stock Exchange announcement dated 1 August 2016 entitled ‘Director/PDMR shareholding’

Exhibit 2:        Stock Exchange announcement dated 10 August 2016 entitled ‘Director/PDMR shareholding’

Exhibit 3:        Stock Exchange announcement dated 10 August 2016 entitled ‘Director/PDMR shareholding’

Exhibit 1:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer, a Member of the Unilever Leadership Executive (ULE)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Vest of 6,553 Unilever PLC ordinary shares after using a performance factor of 98% and including dividend reinvestment based on the 2013 Unilever Global Share Incentive Plan 2007 (GSIP) award of 6,109 shares.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 3533.5p 6,553
e)	Aggregated information - Volume - Total	6,553 £231,550.26
f)	Date of the transaction	2016-07-29
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 2:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, North America (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of 10,000 Unilever PLC ordinary shares.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 3566.1012p 10,000
e)	Aggregated information - Volume - Total	10,000 £356,610.12
f)	Date of the transaction	2016-08-10
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 3:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 3512.3429p 4
e)	Aggregated information - Volume - Total	4 £140.49
f)	Date of the transaction	2016-08-08
g)	Place of the transaction	London Stock Exchange - XLON